NF Investment Corp. 520 Madison Avenue, 38th Floor New York, New York 10022	Matthew Cottrell Secretary (212) 813-4900

April 28, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering April 12, 2016 through April 12, 2017 for Carlyle GMS Finance, Inc. (814-00995) and NF Investment Corp. (814-01004)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to the Carlyle GMS Finance, Inc. (“Carlyle GMS Finance”) and NF Investment Corp. (“NF Investment” each a “Company” and collectively with Carlyle GMS Finance, the “Companies”). Please note for the Securities and Exchange Commission’s records, the following:

a.	A copy of the Companies’ executed Joint Fidelity Bond is enclosed under Exhibit 1;

b.	A copy of the resolutions from the March 10, 2016 meeting of NF Investment’s Board of Directors at which a majority of directors were not considered “interested persons” within the meaning of the Investment Company Act approved the amount, type, form and coverage of the Joint Fidelity Bond as enclosed under Exhibit 2;

c.	If the Companies were not participants in the Joint Fidelity Bond, they would have each maintained a single insured bond which in the aggregate would not have exceeded $2,000,000;

d.	The Joint Fidelity Bond will cover the period from April 12, 2016 through April 12, 2017;

e.	The premiums have been paid for the period from April 12, 2016 through April 12, 2017; and

f.	A copy of the agreement between each Company and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 3.

Please contact me if you have any questions or require additional information.

Very truly yours,

\s\ Matthew Cottrell
Matthew Cottrell
Secretary

Enclosures